SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO APPEAL FRENCH COURT RULING & FINES

Ryanair today (2 Oct) confirmed that it will appeal this afternoon's ruling by the Aix En Provence Court which imposed fines and damages totalling €8m, the majority of which relate to alleged non-payment of social insurance and state pension contributions in France for Ryanair crews flying to/from Marseille from 2007 to 2010, despite the fact that these people were employed on Irish contracts, operating on Irish registered aircraft (defined as Irish territory) and have already paid their taxes, social taxes and state pension contributions in Ireland, in full compliance with Irish and EU regulations.

Ryanair believes there is a clear contradiction between current EU employment regulations under which these Irish workers paid their taxes and social taxes in Ireland, and the 2006 French decree, which seeks to require airline crews operating in Ireland to pay social taxes and pension contributions in France, despite the fact that they have already paid them in Ireland.

Ryanair believes this contradiction can ultimately only be resolved by the European Courts upholding EU regulations on the employment of mobile transport workers, and Ryanair intends to pursue this appeal all the way to the European Courts. Should Ryanair be ultimately forced to pay these social taxes and pension contributions in France, then the vast majority of these contributions will be reclaimable from the Irish Government.

Ryanair's Robin Kiely said:

"Ryanair will study today's ruling in detail, and will be lodging an early appeal. Since all of our people operating to/from Marseille between 2007 and 2010 have already paid their social taxes and pension contributions in Ireland, in full compliance with Irish and EU employment regulations, we do not believe that either Ryanair or our people can be forced to double pay these contributions a second time in France.

In the meantime, Ryanair and its people will continue to comply fully with Irish and EU employment law, income taxes and social tax obligations."

For further information
please contact:                                     Robin Kiely                               Joe Carmody
Ryanair Ltd                               Edelman Ireland
Tel: +353-1-8121212              Tel: +353-1-6789 333
press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary